APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Food For Thought
Balance Sheet
As of December 31, 2018

Unaudited

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Food for Thought ▮	2,351.64
Lobstah On A Roll - ▮ CC	2,170.03
Lobstah On a Roll - ▮ Payrol	4,151.63
Lobstah On A Roll - ▮ Op	759.08
Undeposited Funds	927.21
Total Checking/Savings	10,359.59
Other Current Assets	
Chownow Clearing Account	103.86
Due from David	14,303.91
Food Inventory	9,856.00
Total Other Current Assets	24,263.77
Total Current Assets	34,623.36
Fixed Assets	
Accumulated Amortization	-6,338.56
Accumulated Depreciation	-27,311.25
Furniture and Equipment	67,268.19
Lease Hold Improvements	7,250.00
Start up Costs	17,920.00
Total Fixed Assets	58,788.38
Other Assets	
Deposits	3,010.00
Due to/from 478 Mass Ave	27,621.94
Total Other Assets	30,631.94
TOTAL ASSETS	**124,043.68**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	68,358.40
Total Accounts Payable	68,358.40
Credit Cards	
Capital One Platinum - ▮	2,959.54
Capital One Venture - ▮	30,910.56
Total Credit Cards	33,870.10
Other Current Liabilities	
GC Liability	599.09
House Account	587.04
Note Payable - Gilbraltar	78,091.82
Sales Tax Payable	36,938.59
Total Other Current Liabilities	116,216.54
Total Current Liabilities	218,445.04
Long Term Liabilities	
Due to Joe Marcus - Equity Loan	26,289.50
Note Payable - Berkshire Bank	9,998.00
Note Payable - Cotton Capital	24,870.47
Note Payable - Firstmark	43,222.00
Total Long Term Liabilities	104,379.97
Total Liabilities	322,825.01

Food For Thought
Balance Sheet
As of December 31, 2018

Unaudited

	Dec 31, 18
Equity	
David Spinney - Capital	12,182.88
Joseph Marcus - Capital	29,431.47
Retained Earnings	-65,417.03
Net Income	-174,978.65
Total Equity	-198,781.33
TOTAL LIABILITIES & EQUITY	124,043.68

Food For Thought
Profit & Loss
January through December 2018

Unaudited

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	
Discounts	-81.20
Refunds	-153.93
Sales - Beverages	18,651.10
Sales - Food	501,397.45
Sales - Retail	2,540.40
Sales - Other	39,095.58
Total Sales	561,449.40
Total Income	561,449.40
Cost of Goods Sold	
Cost of Goods	
Bread	11,343.15
Food	187,634.94
NA Beverage	3,899.39
Seafood	54,586.25
Cost of Goods - Other	4,203.96
Total Cost of Goods	261,667.69
Merchandise Purchased	76.50
Total COGS	261,744.19
Gross Profit	299,705.21
Expense	
Advertising and Promotion	7,497.76
Amortization Expense	1,195.00
Auto Expense	9,655.84
Bank Service Charges	5,224.27
Business Licenses and Permits	1,482.00
Charitable Donations	325.00
Cleaning/Janitorial	1,400.00
Client Gifts	198.94
Commissions	17,901.68
Contract Labor	0.00
Credit Card Fees	21,036.23
Cutlery & Knives	366.00
Depreciation Expense	24,450.00
Dues & Subscriptions	182.94
Insurance Expense	7,964.32
Interest Expense	56,489.71
Linen Expense	2,107.09
Loan Fees	1,000.00
Meals & Entertainment	1,800.00
Office Supplies	4,236.40
Payroll Service Fee	6,173.37
Payroll Taxes	15,291.88
Professional Fees	31,824.17
Rent Expense	52,367.11
Repairs and Maintenance	7,708.93
Restaurant Supplies	3,970.92
Uniforms	941.50
Utilities	18,755.10
Wages	170,350.57
Waste Removal	3,450.62
Total Expense	475,347.35
Net Ordinary Income	-175,642.14
Other Income/Expense	

Food For Thought
Profit & Loss
January through December 2018

Unaudited

	Jan - Dec 18
Other Expense	
Ask My Accountant	-663.49
Total Other Expense	-663.49
Net Other Income	663.49
Net Income	**-174,978.65**

Food For Thought
Statement of Cash Flows
January through December 2018

Unaudited

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-174,978.65
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Chownow Clearing Account	253.45
Due from David	-14,303.91
Food Inventory	-5,834.00
Accounts Payable	52,269.67
Capital One Platinum - [redacted]	747.36
Capital One Venture - [redacted]	13,738.63
GC Liability	599.09
House Account	587.04
Note Payable - Gilbraltar	78,091.82
Sales Tax Payable	33,911.22
Net cash provided by Operating Activities	-14,918.28
INVESTING ACTIVITIES	
Accumulated Amortization	1,195.00
Accumulated Depreciation	24,450.00
Furniture and Equipment	-6,043.19
Deposits	-3,010.00
Due to/from 478 Mass Ave	-17,133.27
Net cash provided by Investing Activities	-541.46
FINANCING ACTIVITIES	
Due to Joe Marcus - Equity Loan	0.00
Note Payable - Berkshire Bank	-5,138.44
Note Payable - Cotton Capital	-8,340.24
Note Payable - Firstmark	-356.75
David Spinney - Capital:David Spinney - Distributions	0.00
Joseph Marcus - Capital	30,194.20
Joseph Marcus - Capital:Joseph Marcus - Distributions	-762.73
Retained Earnings	0.00
Net cash provided by Financing Activities	15,596.04
Net cash increase for period	136.30
Cash at beginning of period	10,223.29
Cash at end of period	**10,359.59**

12:54 PM
05/21/19
Accrual Basis

Food For Thought
Balance Sheet
As of December 31, 2017

Unaudited

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
CC Receivable	9,378.56
Food for Thought [redacted]	503.54
Lobstah On A Roll - [redacted] CC	-322.28
Lobstah On a Roll - [redacted] Payrol	695.65
Lobstah On A Roll - [redacted] Op	-260.96
Undeposited Funds	228.78
Total Checking/Savings	10,223.29
Other Current Assets	
Chownow Clearing Account	357.31
Food Inventory	4,022.00
Total Other Current Assets	4,379.31
Total Current Assets	14,602.60
Fixed Assets	
Accumulated Amortization	-5,143.56
Accumulated Depreciation	-2,861.25
Furniture and Equipment	61,225.00
Lease Hold Improvements	7,250.00
Start up Costs	17,920.00
Total Fixed Assets	78,390.19
Other Assets	
Due to/from 478 Mass Ave	10,488.67
Due to/from Food for Thought	1,000.00
Total Other Assets	11,488.67
TOTAL ASSETS	**104,481.46**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	16,088.73
Total Accounts Payable	16,088.73
Credit Cards	
Capital One Platinum - [redacted]	2,212.18
Capital One Venture - [redacted]	17,171.93
Total Credit Cards	19,384.11
Other Current Liabilities	
Sales Tax Payable	3,027.37
Total Other Current Liabilities	3,027.37
Total Current Liabilities	38,500.21
Long Term Liabilities	
Due to Joe Marcus - Equity Loan	26,289.50
Note Payable - Berkshire Bank	15,887.19
Note Payable - Cotton Capital	33,210.71
Note Payable - Firstmark	43,578.75
Total Long Term Liabilities	118,966.15
Total Liabilities	157,466.36
Equity	
David Spinney - Capital	12,182.88
Net Income	-65,167.78
Total Equity	-52,984.90
TOTAL LIABILITIES & EQUITY	**104,481.46**

Food For Thought
Profit & Loss
January through December 2017

Unaudited

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales	
Sales - Beverages	2,364.03
Sales - Food	45,887.91
Sales - Retail	130.01
Sales - Other	11,426.53
Total Sales	59,808.48
Total Income	59,808.48
Cost of Goods Sold	
Cost of Goods	
Bread	944.67
Food	26,062.42
NA Beverage	428.31
Seafood	14,688.59
Total Cost of Goods	42,123.99
Total COGS	42,123.99
Gross Profit	17,684.49
Expense	
Advertising and Promotion	6,256.28
Amortization Expense	5,143.56
Auto Expense	1,522.16
Bank Service Charges	167.98
Business Licenses and Permits	50.00
Cleaning/Janitorial	674.43
Client Gifts	11.42
Computer and Internet Expenses	277.98
Contract Labor	1,800.00
Credit Card Fees	1,516.94
Cutlery & Knives	102.00
Depreciation Expense	2,861.25
Dues & Subscriptions	270.00
Insurance Expense	
Workers Comp	158.06
Insurance Expense - Other	1,521.98
Total Insurance Expense	1,680.04
Interest Expense	2,544.31
Linen Expense	284.26
Meals & Entertainment	914.27
Office Supplies	2,173.97
Outside Services	439.14
Payroll Service Fee	468.25
Payroll Taxes	2,542.16
Professional Fees	7,452.88
Rent Expense	9,600.00
Repairs and Maintenance	3,777.82
Restaurant Supplies	1,688.84
Utilities	870.61
Wages	
Payroll Expense	761.20
Wages - Other	26,331.15
Total Wages	27,092.35
Waste Removal	669.37
Total Expense	82,852.27
Net Ordinary Income	-65,167.78
Net Income	-65,167.78

Food For Thought
Statement of Cash Flows
January through December 2017

Unaudited

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-65,167.78
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Chownow Clearing Account	-357.31
Food Inventory	-4,022.00
Accounts Payable	16,088.73
Capital One Platinum - ▮	2,212.18
Capital One Venture - ▮	17,171.93
Sales Tax Payable	3,027.37
Net cash provided by Operating Activities	-31,046.88
INVESTING ACTIVITIES	
Accumulated Amortization	5,143.56
Accumulated Depreciation	2,861.25
Furniture and Equipment	-61,225.00
Lease Hold Improvements	-7,250.00
Start up Costs	-17,920.00
Due to/from 478 Mass Ave	-10,488.67
Net cash provided by Investing Activities	-88,878.86
FINANCING ACTIVITIES	
Due to Joe Marcus - Equity Loan	26,289.50
Note Payable - Berkshire Bank	15,887.19
Note Payable - Cotton Capital	33,210.71
Note Payable - Firstmark	43,578.75
David Spinney - Capital	17,277.19
David Spinney - Capital:David Spinney - Distributions	-5,094.31
Net cash provided by Financing Activities	131,149.03
Net cash increase for period	11,223.29
Cash at beginning of period	-1,000.00
Cash at end of period	**10,223.29**

I, David Spinney, certify that:

(1) The financial statements of Food For Thought LLC d/b/a Lobstah On A Roll Boston included in this Form are true and complete in all material respects; and

(2) The tax return information of Food For Thought LLC d/b/a Lobstah On A Roll Boston included in this Form reflects accurately the information reported on the tax return for Food For Thought LLC d/b/a Lobstah On A Roll Boston for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: DocuSigned by: David Spinney 79E95C2DEC02408...

Name: David Spinney
Title: Managing Director